

Mail Stop 7010

January 7, 2008

Via U.S. Mail and Fax (713) 706-6351

Mr. Scott Duncan
Chief Financial Officer
Pangea Petroleum Corporation
9801 Westheimer, Suite 302
Houston, TX 77042

>   **Re: Pangea Petroleum Corporation**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 10, 2007**
>   **File No. 0-30503**
>
>   **Form 10-QSB for the period ended September 30, 2007**
>   **Filed November 14, 2007**

Dear Mr. Duncan:

    We have reviewed your supplemental response letter dated October 15, 2007 as well as the above referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the year ended December 31, 2006

Standardized Measure of Discounted Future Net Cash Flows, page F-18

1. We note your response to our prior comment 3 from our letter dated September 6, 2007. We reissue the same comment. Tell us if you will remove the subtotal "future net cash inflows before income taxes" in your Standardized Measure of Discounted Future Net Cash Flows. Further, tell us and disclose the aggregate change in your standardized measure as required by paragraph 33 of SFAS No. 69.

Form 10-QSB for period ended June 30, 2007

Item 3. Controls and Procedures, page 7

2. We note your response to prior comment 7 from our letter dated September 6, 2007. Further, we note that your disclosure controls and procedures are effective for your quarter ended September 30, 2007. Please tell us what specific actions were taken to remediate the material weaknesses, and how you concluded your disclosure controls and procedures are effective as of September 30, 2007. We would expect your disclosures in your Form 10-K as of December 31, 2007 to include a comprehensive discussion of the changes implemented to remediate the material weaknesses previously identified.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter via EDGAR.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3461 with any other questions.

Sincerely,

/s/ Chris White

Christopher White
Branch Chief Accountant